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                            March 29, 2021

       Stephen P. Herbert
       Chief Executive Officer
       Armada Acquisition Corp. I
       2005 Market Street Suite 3120
       Philadelphia, PA 19103

                                                        Re: Armada Acquisition
Corp. I
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 2,
2021
                                                            CIK No. 0001844817

       Dear Mr. Herbert:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted March 2, 2021

       Prospectus Summary
       Our Management Team, page 2

   1. We note your disclosure regarding developments at USA Technologies, Inc. (USAT)
                                                        during the tenure of
Messrs. Herbert and Lurio, including, among others, your disclosure that USAT attained its
largest market cap of $1 billion as of August 7, 2018. Please balance such disclosure
with the experience of USAT after August of 2018. For example, we note that after such
time, financial reporting and financial controls issues were announced, the company
did not timely file periodic reports, financial statements were restated, and USAT's
securities were delisted from NASDAQ. In addition, disclose the business experience of
Mr. Herbert since his departure from USAT.
 Stephen P. Herbert
Armada Acquisition Corp. I
March 29, 2021
Page 2

        You may contact Joseph Klinko at (202) 551-3824 or Karl Hiller, Accounting Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen P. Herbert
                                                          Division of
Corporation Finance
Comapany NameArmada Acquisition Corp. I
                                                          Office of Energy &
Transportation
March 29, 2021 Page 2
cc:       Wei Wang, Esq.
FirstName LastName